UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FORM 11-K

☒ ANNUAL REPORT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2019

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS FINANCIAL CORPORATION INVESTMENT

AND STOCK OWNERSHIP PLAN

(Full title of Plan)

TOMPKINS FINANCIAL CORPORATION

(Name of issuer of the securities held pursuant to the Plan)

118 E. Seneca Street, P.O. Box 460,

Ithaca, New York 14851

(607) 273-3210

(Address of principal executive offices)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Tompkins Financial Corporation

Investment and Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tompkins Financial Corporation Investment and Stock Ownership Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year – December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

Elmira, New York

June 25, 2020

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
ASSETS
Investments, at fair value:
Tompkins Financial Corporation common stock	$16,213,292	$14,620,370
Pooled separate accounts	54,783,880	84,111,824
Mutual funds	50,094,147	—
	121,091,319	98,732,194
Investments, at contract value:
Guaranteed Income Fund	20,666,090	19,064,754
TOTAL INVESTMENTS	141,757,409	117,796,948

Receivables:
Notes receivable from participants	2,676,508	2,829,267
Employer Contributions	—	14,616
Participant Contributions	457,020	502,963
TOTAL RECEIVABLES	3,133,528	3,346,846

NET ASSETS AVAILABLE FOR BENEFITS	$144,890,937	$121,143,794

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2019	2018
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,705,922	$738,043
Net appreciation (depreciation) in fair value of investments	23,837,511	(9,185,389)
	25,543,433	(8,447,346)

Interest income on notes receivable from participants	148,774	135,568

Contributions:
Employer	2,749,265	2,579,120
Participant	6,793,663	6,356,208
Rollover	1,091,035	1,247,916
	10,633,963	10,183,244
TOTAL ADDITIONS	36,326,170	1,871,466

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	12,553,513	11,629,571
Administrative expenses	148,509	12,890
TOTAL DEDUCTIONS	12,702,022	11,642,461

NET INCREASE (DECREASE)	23,624,148	(9,770,995)

Net assets available for benefits at beginning of year	121,143,794	130,730,878

Transfer from Tompkins Financial Corporation Employee Stock Ownership Plan	122,995	183,911
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$144,890,937	$121,143,794

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE A: DESCRIPTION OF PLAN

The following description of the Tompkins Financial Corporation Investment and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All investments of the Plan are participant directed.

Eligibility

All employees are eligible to begin voluntary contributions and receive matching contributions on the first day of the month immediately following or coinciding with attaining the age of twenty-one. Employees are eligible for discretionary contributions on the first day of the month immediately following or coinciding with completing one year of credited service and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and “On Call” employees are not eligible to participate.

Vesting

A participant is immediately vested in all elective and nonelective contributions and earnings thereon. A participant is 100% vested in the matching contributions after three years of service.

Contributions

Participants may contribute their entire eligible compensation, as defined, subject to certain Internal Revenue Service limitations. Participants who have attained age 50 before end of year are eligible to make catch-up contributions. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Plan includes an auto-enrollment provision whereby all new eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The pre-tax contribution of an employee who is contributing less than 10% of eligible compensation, will automatically increase annually by 1% increments up to a maximum of 10% of eligible compensation, provided the employee has not elected to opt-out of the automatic increase feature. The Plan sponsor matching contributions are equal to 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors based on a percentage of the total compensation of all eligible participants during any Plan year. Participants are given the opportunity to elect to receive in cash that portion of their allocation, which the Board shall designate as eligible for cash election for the Plan year, or they may elect to allocate all or part to their Plan account maintained on their behalf in the Plan. The Board approved a 3% and 3.5% contribution for 2019 and 2018, respectively.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2019 AND 2018

NOTE A: DESCRIPTION OF PLAN, Cont’d

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but no more than 50% of the participant’s vested account balance. The loans are secured by the balance of the participant’s account and bear interest at the bank prime rate plus 1% as declared quarterly. Principal and interest is paid through payroll deductions over a term of one to five years, except loans used to purchase a participant’s principal residence which may exceed five years.

Diversification and transfers

Under the Tompkins Financial Corporation Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account. The funds elected to be diversified are transferred to the Plan and invested into funds as chosen by the participant. During 2019 and 2018, participants transferred $122,995 and $183,911, respectively.

Participants’ accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions as well as allocations of the Company’s discretionary contributions and plan earnings. Allocations of company contributions are based upon the participant’s compensation and the allocations of Plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of benefits

The Plan provides for normal retirement benefits upon reaching the age of 65 and has provisions for early retirement, disability, death, hardship, in-service and termination benefits for those participants who are eligible to receive such benefits. A participant may receive the value of the vested interest in his or her account as a lump-sum distribution or in installments.

Forfeited accounts

Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses. Forfeitures used to reduce employer contributions and administrative expenses were approximately $80,000 and $6,000, respectively in 2019 and approximately $16,000 and $7,000, respectively in 2018. Forfeited non-vested accounts to be utilized in future years as of December 31, 2019 was $55,022.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2019 AND 2018

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont’d

Investment valuation and income recognition

The Plan’s investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year, in addition to capital gain distributions.

Notes Receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Administrative expenses

The Plan’s expenses are paid either by the Plan, participants, or the Company, as provided by the plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statements of changes in net assets available for benefits. In addition, certain investment related expenses are included in net appreciation (depreciation) of fair value of investments presented in the accompanying statements of changes in net assets available for benefits.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits

Benefits are recorded when paid.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2019 AND 2018

NOTE C: FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	-	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	-	Inputs to the valuation methodology include:

-	Quoted prices for similar assets or liabilities in active markets;
-	Quoted prices for identical or similar assets or liabilities in inactive markets;
-	Inputs other than quoted prices that are observable for the asset or liability;
-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	-	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Tompkins Financial Corporation common stock

Tompkins Financial Corporation common stock is valued at the closing price as listed on the New York Stock Exchange.

Pooled separate accounts

The funds are organized as pooled separate accounts of Prudential Retirement Insurance and Annuity Company (“PRIAC”), an ultimate wholly-owned subsidiary of Prudential Financial, Inc., as investment vehicles for qualified retirement plans.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2019 AND 2018

NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

The pooled separate accounts are valued using the Net Asset Value (“NAV”) per share of the underlying investments. There are no unfunded commitments for the pooled separate accounts as of December 31, 2019 and 2018. There is no waiting period or other restrictions on redemptions from pooled separate accounts.

Mutual funds

Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

The preceding methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by Level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

	Level 1	Total
December 31, 2019
Tompkins Financial Corporation common stock	$16,213,292	$16,213,292
Pooled separate accounts at NAV(1)	—	54,783,880
Mutual Funds	50,094,147	50,094,147
Total investments at fair value	$66,307,439	$121,091,319

December 31, 2018
Tompkins Financial Corporation common stock	$14,620,370	$14,620,370
Pooled separate accounts at NAV(1)	—	84,111,824
Total investments at fair value	$14,620,370	$98,732,194

(1)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

NOTE D: GUARANTEED INCOME FUND

The Plan participates in the Prudential Guaranteed Income Fund (“GIF”), which is an insurance company issued general account backed group annuity contract. All transactions are at contract value, including discontinuance of the contract.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2019 AND 2018

NOTE D: GUARANTEED INCOME FUND, Cont’d

Since the guaranteed investment contract is fully benefit-responsive, it is required to be presented at contract value. Contract value as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings at guaranteed crediting rates, less participant withdrawals and administrative fees. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value. The GIF is a group annuity insurance product issued by PRIAC, and is backed by the full faith and creditworthiness of the issuer. Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer’s general account. Deposits made to the GIF are deposited in PRIAC’s general account. Payment obligations under the GIF represent an insurance claim supported by all general account assets.

There are generally no events that could limit the ability of the Plan to transact at contract value paid within 90 days or contract value paid over time. There are no events that allow the issuer to terminate the contract at an amount different than contract value paid either within 90 days or over time.

NOTE E: TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated April 29, 2014, that the non-standardized prototype plan under which the Plan was adopted is designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE F: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the Plan document.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2019 AND 2018

NOTE G: TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are managed by Prudential and related entities and, therefore, transactions involving these investments qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions as defined by ERISA.

The Plan invests in Tompkins Financial Corporation common stock which represents approximately 11% and 12% of net assets available for benefits at December 31, 2019 and 2018, respectively.

NOTE H: RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

NOTE I: RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$144,890,937	$121,143,794
Less: Participant contributions receivable	(457,020)	(502,963)
Less: Employer contributions receivable	—	(14,616)

Net assets available for benefits per Form 5500	$144,433,917	$120,626,215

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2019 AND 2018

NOTE I: RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500, Cont’d

The following is a reconciliation of net increase during the year per the financial statements to net income per the Form 5500:

2019

Net increase during the year per the financial statements	$23,624,148
Add: Prior year participant contributions receivable	502,963
Add: Prior year employer contributions receivable	14,616
Less: Current year participant contributions receivable	(457,020)

Net income per the Form 5500	$23,684,707

As discussed in Note A, participants are given the opportunity to elect to receive in cash that portion of their profit sharing allocation which the Board of Directors shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. These elective deferrals are not made by the participant until the year subsequent to the year in which the profit sharing percentage is approved. Therefore, these elective deferrals are accrued as a receivable to the Plan in the Plan year that the profit sharing amount is approved. However, these elective deferrals are considered in the relevant non-discrimination testing in the year that they are received by the Plan.

NOTE J: SUBSEQUENT EVENTS

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investment portfolio has incurred a decline in fair value since December 31, 2019. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law.  The CARES Act allows retirement plan participants to have greater access to their savings if they are impacted by the coronavirus, as defined in the CARES Act.  The following is a summary of the main provisions elected by the Plan Administrator on April 9, 2020:

●         Qualified individuals are permitted through December 31, 2020 to take a distribution in an amount up to $100,000 without imposition of the 10% early distribution penalty, and this distribution is not subject to the 20% tax withholding rate. Additionally, individuals taking this withdrawal have the option to have the withdrawal income taxed over three years with the ability to recontribute within three years.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2019 AND 2018

NOTE J: SUBSEQUENT EVENTS, Cont’d

●         Participant loan limit is temporarily increased to the lesser of $100,000 or 100% of the vested account balance. This increase is permitted for loans granted within 180 days after the enactment of the CARES Act.

●         Repayments of loans due between March 27, 2020 and December 31, 2020 may be delayed for one year upon participant request.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

EIN: 15-0470650

PLAN #: 002

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR - DECEMBER 31, 2019

(a)	(b)	(c)	(e)
Party in interest	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value

*	Prudential Retirement Insurance and Annuity Company	428,699.8869 units Int’l Blend/Wellington	$13,633,692
*	Prudential Retirement Insurance and Annuity Company	646,423.4937 units Guaranteed Income Fund	20,666,090
*	Prudential Retirement Insurance and Annuity Company	506,469.1921 units Core Plus Bond/PGIM	12,817,998
*	Prudential Retirement Insurance and Annuity Company	233,120.7811 units Large Cap Blend/MFS	24,570,238
*	Prudential Retirement Insurance and Annuity Company	100,315.8616 units Small Cap Blend/Glenmede	3,761,952
	JP Morgan	561,214.8152 units Intrepid Mid R6	10,702,882
	JP Morgan	8,138.4837 units Emerging Markets R6	265,884
	Fidelity	523,289.9072 units U.S. Bond Index	6,232,383
	Fidelity	203,317.4047 units International Index	8,734,516
	Fidelity	23,308.7273 units Large Cap Growth Index	408,136
	Fidelity	21,199.8552 units Emerging Markets Index	232,774
	Fidelity	142,896.2005 units 500 Index	16,007,232
	Fidelity	155,088.7769 units Mid Cap Index	3,664,748
	Fidelity	167,253.0750 units Small Cap Index	3,517,332
	Fidelity	24,849.3486 units Large Cap Value Index	328,260
*	Tompkins Financial Corporation	177,194.4453 units Tompkins Financial Corporation Common Stock	16,213,292
			141,757,409

*	Participant notes receivable	3.25% - 6.50%	2,676,508
			$144,433,917

Note:	Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS FINANCIAL CORPORATION INVESTMENT AND STOCK OWNERSHIP PLAN

Administrator: TOMPKINS TRUST COMPANY

Date: June 25, 2020	By:	/s/ Francis M. Fetsko
Francis M. Fetsko
Executive Vice President and
Chief Financial Officer

Exhibit Number	Description	Page

23.1	Consent of Mengel, Metzger, Barr & Co. LLP